Filed Pursuant to Rule 433
Dated August 15, 2012
Registration Statement No. 333-175224

$150 MILLION 6.00% SUBORDINATED DEBENTURES DUE 2042

Issuer:	Protective Life Corporation

Security Type:	Subordinated Unsecured Fixed Rate Debentures

Offering Format:	SEC Registered

Principal Amount:	$150,000,000

Overallotment Option:	None

Public Offering Price:	$25.00

Underwriting Discount:	$0.7875

Proceeds to Issuer (before expenses):	$145,275,000

Trade Date:	August 15, 2012

Settlement Date:	August 20, 2012 (T + 3)

Maturity Date:	September 1, 2042

Denominations:	$25 each and integral multiples of $25 in excess thereof

Coupon:	6.00%

Interest Payment Dates:	March 1, June 1, September 1 and December 1 of each year, commencing on December 1, 2012

Optional Redemption:

Redeemable in whole at any time or in part from time to time on or after August 15, 2017, at a redemption price equal to their principal amount plus accrued and unpaid interest (including compounded interest, if any) to, but excluding, the date of redemption

Redemption after the Occurrence of a Tax Event:

Redeemable in whole, but not in part, at any time prior to August 15, 2017, within 90 days of the occurrence of a ‘‘tax event’’ at a redemption price equal to $26 per $25 in principal amount of Debentures being redeemed plus accrued and unpaid interest (including compounded interest, if any) to, but excluding, the date of redemption

CUSIP / ISIN:	743674 707 / US7436747072

Joint Book-Running Managers:	Wells Fargo Securities, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Barclays Capital Inc.

Sr. Co-Managers:	Fifth Third Securities, Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

Co-Managers:

BB&T Capital Markets,

a division of Scott & Stringfellow, LLC

KeyBanc Capital Markets Inc.

ProEquities, Inc.

Raymond James & Associates, Inc.

RBC Capital Markets, LLC

Synovus Securities, Inc.

The Williams Capital Group, L.P.

Other Relationships:

In addition to the information provided in Protective’s preliminary prospectus supplement, affiliates of Fifth Third Securities, Inc., PNC Capital Markets LLC, U.S. Bancorp Investments, Inc., BB&T Capital Markets, KeyBanc Capital Markets Inc. and Synovus Securities, Inc. are lenders under Protective’s revolving credit facility.

Protective expects to receive approximately $144,825,000 in net proceeds from the sale of the Debentures, after deducting the underwriting discount and estimated offering expenses payable by Protective.

Protective intends to use the net proceeds from this offering to redeem the remaining $125 million in aggregate principal amount outstanding of Protective’s remaining 7.25% Capital Securities due 2066, and the remainder of the net proceeds for general working capital purposes.

At June 30, 2012, Protective’s indebtedness totaled approximately $2.03 billion, and after giving effect to this offering and the use of proceeds as described and based on the assumptions set forth under “Use of Proceeds” in the preliminary prospectus supplement, will total approximately $2.05 billion (on a carrying value basis), of which $1.51 billion will rank senior to the Debentures.

Other financial information presented in the preliminary prospectus supplement is deemed to have changed to the extent affected by the changes described herein.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Wells Fargo Securities, LLC, toll-free at (800) 326-5897, Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at (800) 294-1322 or Barclays Capital Inc., toll-free at (888) 603-5847.